UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 11, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

INTERIM RESULTS FOR THE SIX-MONTH PERIOD ENDED 31 DECEMBER 2025 AND INTERIM DIVIDEND DECLARATION

HARMONY'S INTERIM DIVIDEND DOUBLES ON NEW POLICY ALONGSIDE COPPER GROWTH

Johannesburg. Wednesday, 11 March 2026. Harmony Gold Mining Company Limited is pleased to announce its interim results for the six-months ended 31 December 2025 (H1FY26).

“During this period, Harmony has strengthened its position as a higher quality, lower risk global gold and copper producer. We continue to grow selectively, sequentially and affordably, converting today’s strong gold price into lasting value. Our first rand or dollar goes to safety and sustaining our operations, with further capital deployed only where true value is created. This discipline supports balance sheet strength and our commitment to consistent, through the cycle dividends. We are pleased to announce that we have revised our dividend policy to provide shareholders with a higher base dividend plan upside participation. We will be paying a record interim dividend for this reporting period. Operationally our fundamentals remain firmly intact, and we remain on track to meet our full year production, cost and grade guidance,” said Beyers Nel, CEO.

Key highlights of H1FY26 are:

•Safety strategy continues to progress, lowest ever LTIFR1 of 4.23 per million hours worked (H1FY25: 5.52)
•Over a decade of production consistency as we remain on track to meet full-year production, grade and cost guidance
•CSA copper guidance of 17 500 to 18 500 tonnes at a C1 cash cost of US$2.65/lb to US$2.80/lb and grade of above 3.50% for the financial year
•Group gold production of 22 522kg (724 099oz), down 9% due to temporary challenges in second quarter of FY26
•Underground recovered grade decreased by 11% to 5.72g/t due to lower metallurgical recoveries; face grades remain in line with plans
•All-in sustaining cost (AISC) increased by 21% to R1 180 367/kg (US$2 115/oz), in line with guidance and mainly due to lower production

•Operating profit increased by 61% to R16 107 million (US$930 million) from R10 003 million (US$559 million)
•Average gold price received (including hedge) up 36% to R1 909 849/kg (US$3 421/oz) from R1 405 020/kg (US$2 437/oz)
•Group revenue up 20% to R44 400 million (US$2 557 million) from R37 141 million (US$2 071 million)
•Basic earnings per share up 24% to 1 563 SA cents (90 US cents) from 1 265 SA cents (71 US cents)
•13% increase in headline earnings per share to 1 431 SA cents
(82 US cents) from 1 270 SA cents (71 US cents)
•Revised dividend policy paying up to 50% of net free cash2 out to shareholders
•Interim dividend3 declared of 530 SA cents (32 US cents), per ordinary share declared (December 2024: 227 SA cents (12 US cents)), and record payout of record R3 383 million (US$204 million)
•Robust balance sheet with net debt/EBITDA4 of 0.18 times
•Liquidity of R14 819 million (US$895 million) in cash and undrawn facilities
•Maiden copper production from newly acquired CSA mine with integration underway
•Eva Copper final investment decision approved by board on 24 November 2025, construction underway
•Brownfield extension projects continue to advance

1 LTIFR – lost time injury frequency rate per million hours worked
2 Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses
3 Illustrative equivalent based on the closing exchange rate of R16.55/US$1 as at 6 March 2026
4 EBITDA – Earnings before interest, tax, depreciation and amortisation as defined, also excludes unusual items such as impairment and restructuring cost: rolling 12-month historical.

OPERATING RESULTS

		Six months ended 31 December 2025	Six months ended 31 December 2024	% Change
Underground recovered grade	g/t	5.72 5.72	6.40 6.4
Gold price received	R/kg	1 909 849	1 405 020	36
	US$/oz	3 421	2 437	40
Gold produced total	kg	22 522	24 816	(9)
	oz	724 099	797 854	(9)
SA high-grade underground	kg	7 765	8 985	(14)
	oz	249 650	288 875	(14)
SA optimised underground	kg	8 570	9 085	(6)
	oz	275 532	292 090	(6)

SA surface operations	kg	3 549	4 256	(17)
	oz	114 103	136 834	(17)
International (Hidden Valley)	kg	2 638	2 490	6
	oz	84 814	80 055	6
Group cash operating costs	R/kg	984 549	813 791	(21)
	US$/oz	1 764	1 411	(25)
Group all-in sustaining costs (AISC)	R/kg	1 180 367	972 261	(21)
	US$/oz	2 115	1 686	(25)
Group all-in cost (AIC)	R/kg	1 313 869	1 043 918	(26)
	US$/oz	2 354	1 810	(30)
Group adjusted free cash flow	R million	5 965	5 729	4
	US$ million	344	320	8
Average exchange rate	R:US$	17.36	17.94	(3)

FINANCIAL RESULTS

		Six months ended 31 December 2025	Six months ended 31 December 2024	% Change
Basic earnings per share	SA cents	1,563	1,265	24
	US cents	90	71	27
Headline earnings	R million	8,927	7,892	13
	US$ million	514	440	17
Headline earnings per share	SA cents	1,431	1,270	13
	US cents	82	71	15

H1FY26 group production and cost guidance

Gold
FY26 gold production guidance for the group remains unchanged at between 1 400 000 ounces and 1 500 000 ounces. FY26 AISC guidance also remains unchanged at between R1 150 00/kg and R1 220 000/kg. Underground grade guidance remains unchanged at above 5.80g/t.
Copper
Guidance for CSA has been incorporated into the second half of the FY26 financial year. We expect production of 17 500 to 18 500 tonnes for the eight-month period ending 30 June 2026. Production at the CSA mine will be temporarily halted for approximately one month to allow for essential steel replacement on two levels of the shaft. This is a necessary intervention to ensure long‑term safety, reliability, and production stability and has been factored into the revised guidance. C1 cash costs for the remainder of this financial year are expected to be between US$2.65/lb and US$2.80/lb at a recovered grade of above 3.50%.

Notice of interim Gross Cash Dividend

Our dividend declaration for the six months ended 31 December 2025 is as follows:

Declaration of interim gross cash ordinary dividend no. 98
The Board has approved, and notice is hereby given, that a interim gross cash dividend of 530 SA cents (32.02417 US cents*) per ordinary share in respect of the six months ended 31 December 2025, has been declared payable to the registered shareholders of Harmony on Tuesday, 28 April 2026.

In accordance with paragraphs 7.23(a)-(k) of the JSE Listings Requirements the following additional information is disclosed:

•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20%;
•The gross local dividend amount is 530.00000 SA cents (32.02417 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 424.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 636 798 966 ordinary shares in issue (which includes 11 963 973 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 98 of 530.00000 SA cents (32.02417 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2025, has been declared payable on Tuesday, 28 April 2026 to those shareholders recorded in the share register of the company at the close of business on Friday, 24 April 2026. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 24 April 2026.

Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.

Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 424.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:

(a)a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(b)a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner,

both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.

In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 21 April 2026
Ordinary shares trade ex-dividend	Wednesday, 22 April 2026
Record date	Friday, 24 April 2026
Payment date	Tuesday, 28 April 2026
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 22 April 2026 and Friday, 24 April 2026 both dates inclusive, nor may any transfers between registers take place during this period.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R16.55/US$1* the dividend payable on an ADR is equivalent to 32.02417 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R16.55/US$1 at 6 March 2026. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Short-form announcement

This short-form announcement is the responsibility of the board of directors of the Company.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full financial results (results booklet) incorporating the H1FY26 condensed consolidated financial statements and does not contain full or complete details published on the Stock Exchange News Service, via the JSE cloudlink at https://senspdf.jse.co.za/documents/2026/jse/isse/HARE/HY26result.pdf and on Harmony’s website (www.harmony.co.za) on 11 March 2026.

The H1FY26 condensed consolidated financial statements, from which this short-form announcement has been correctly extracted, have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the results booklet as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website and the JSE cloudlink, referred to above.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
11 March 2026
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this market release may be forward-looking statements.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.
Any forward-looking statement contained in these financial results has not been reviewed or reported on by Harmony’s external auditors.

Competent Person’s statement
The Mineral Resource and Mineral Reserve figures published in this booklet are updated as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release.
The Mineral Resource estimate for Eva Copper remains current as at 30 June 2025, and Harmony is not aware of any new information that materially affects the estimate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 11, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director